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                            August 21, 2020

       Mark Long
       Co-Chief Executive Officer and Chief Financial Officer
       Prime Impact Acquisition I
       123 E San Carlos Street, Suite 12
       San Jose, California 95112

                                                        Re: Prime Impact
Acquisition I
                                                            Registration
Statement on Form S-1
                                                            Filed August 12,
2020
                                                            File No. 333-245043

       Dear Mr. Long:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed August 12, 2020

       Financial Statements
       Notes to Financial Statements
       Note 1. Description of Organization, Business Operations and Basis of Presentation, page F-7

   1. We note from the second paragraph that "the company has minimal activities from July
                                                        21, 2020 (inception)
through June 30, 2020." As June 30, 2020 precedes the date of inception, please
revise to reflect the correct date through which you have had minimal activities.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Long
Prime Impact Acquisition I
August 21, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMark Long                                Sincerely,
Comapany NamePrime Impact Acquisition I
                                                           Division of
Corporation Finance
August 21, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName